Exhibit 23.7

Letter in Lieu of Consent for Review Report

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the unaudited condensed consolidated interim financial statements of Lifezone Holdings Limited and consolidated subsidiaries as of June 30, 2023, and for the six-month period then ended, and the related notes, as indicated in our report dated September 18, 2023; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above is being used in this Registration Statement and Prospectus.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, as amended, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Grant Thornton
Grant Thornton
Dublin, Ireland
September 25, 2023